SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of  September, 2003

Commission File Number 000-19865

                              CEDARA SOFTWARE CORP.
                               (Registrant's name)

                                6509 AIRPORT ROAD
                      MISSISSAUGA, ONTARIO, CANADA L4V 1S7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                  Form 20-F        X             Form 40-F
                            ----------------               ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                           No        X
                        ----------------             ----------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

No.                   Document

1. Press release dated July 7, 2003 concerning Cedara's I-Acquire DR product being chosen by Shan Dong XinHua Medical to power development of its first general X-Ray system.

2. Press release dated July 16, 2003 concerning the introduction of Cedara OrthoWorks, Cedara's new suite of desktop and web server software solutions designed for orthopedic surgeons.

3. Press release dated September 2, 2003 concerning the introduction of Cedara I-Reach v3.0, Cedara's new breakthrough medical image viewer.

4. Press release dated September 22, 2003 concerning Cedara's announcement that it signed an agreement with Philips Medical Systems.

5. Press release dated September 22, 2003 concerning Cedara's announcement of its fourth quarter and fiscal 2003 results.

Document 1

                                     CEDARA


The following press release was issued earlier this morning:

TORONTO, July 7, 2003 - Cedara Software Corp. (TSX:CDE/NASDAQ:CDSWC), a leading independent developer of medical software technologies for the global healthcare market, today announced that Shan Dong XinHua Medical, one of the largest medical equipment manufacturers in China, has chosen Cedara's I-Acquire DR(TM) (Digital Radiography) product to power development of its first general X-Ray system.

Under terms of the agreement, Shan Dong XinHua Medical, which specializes in radiation therapy equipment, will integrate its new X-ray systems with the Cedara I-Acquire DR universal acquisition console application. The agreement with XinHua Medical marks Cedara's continued push into the Chinese arena which is experiencing significant growth in the DR market.

XinHua Medical chose Cedara's I-Acquire DR product for its unique ability to acquire images from multiple digital detectors and X-ray generators, all from a single user interface. I-Acquire offers medical equipment suppliers unprecedented flexibility in creating custom-tailored solutions from third-party system components, a significant advantage over other products that can only work with one specific X-ray system.

"We are excited to be developing our new state-of-the-art DR X-ray product with a world-class medical imaging software company like Cedara. Our relationship with Cedara, and the success they've already had with the I-Acquire family, is a perfect example of how equipment manufacturers in our industry can focus on their particular business while Cedara focuses on providing the latest enabling applications to help drive our X-Ray system," said Mr. Ji Yue Xiang, Vice General Manager, XinHua Medical.

"XinHua Medical is highly respected in China and we are pleased that they are integrating Cedara I-Acquire DR into their new X-ray product. I-Acquire has been very successful in allowing our OEM partners to quickly develop competitive DR products with complete workflow support and superior image quality. With this new partnership, Cedara continues to expand its coverage in the Chinese marketplace," said Minglin Li, Cedara Product Director, PACS/Radiology and Director, Asia/Pacific Business Development.

Cedara I-Acquire DR is part of a product line of acquisition console applications from Cedara for DR and CR (Computed Radiography), FD (film digitizers) and mammography that customers can embed in their medical systems and then obtain applicable clearances. Once embedded, these components provide multiple control support, patient demographics, procedure input, intuitive image manipulation tools, and image enhancement algorithms that are automatically applied to optimize each clinical image, as well as much faster throughput for patient exams.

For more information about the I-Acquire product line visit the Cedara website at www.Cedara.com.

AAbout XinHua Medical:

Shan Dong XinHua Medical was founded in 1943. It is the largest medical radiation therapy equipment and disinfection equipment manufacturer in China. Its product line also includes medical environment control, pharmaceutical manufacturing equipment, surgical equipment and disposable injection system. XinHua Medical is expanding its product line to include X-ray equipment, especially state-of-the-art DR systems. XinHua Medical is an ISO9000, EN46000 and CE certified company.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical imaging software for many of the world's leading medical devices and healthcare information technology systems companies. Cedara has over 20,000 medical imaging installations worldwide. Cedara's Imaging Application Platform (IAP) software is embedded in 30% of the magnetic resonance imaging (MRI) devices shipped each year. Cedara's Picture Archiving and Communications System (PACS) technology has been installed globally in over 4,300 workstations.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

For further information contact: Jacques Cornet, Cedara Software Corp., (905) 672-2100 ext. 2564. Email: info@cedara.com. Web site: www.cedara.com

Document 2

                                     CEDARA

FOR IMMEDIATE RELEASE:

Contact:                                                         News Release
Jacques Cornet, VP Marketing & Operations
Cedara Software Corp.
(905) 672-2100 ext. 2564 info@cedara.com

         Cedara(R) Introduces New OrthoWorks Desktop Application and Web Server for Orthopedic Surgeons and Departments

         o Allows orthopedic surgeons to prepare for surgery whether working in the hospital, at home, or elsewhere

         o Downloads and distributes prosthetic templates over the Internet, significantly reducing maintenance costs for orthopedic implant suppliers


TORONTO, July 16, 2003 - Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market, today unveiled Cedara OrthoWorks, its new suite of desktop and web server software solutions designed for orthopedic surgeons.

OrthoWorks allows orthopedists to prepare for surgery just as efficiently using a remote laptop over the Internet as from a desktop PC at the clinic, and achieve instant access to digital patient images, surgical planning aids, measurement tools, and a library of digital prosthetic templates.

The design and functionality of Cedara OrthoWorks recognizes that today, more than ever, access to digital medical images through Picture Archiving and Communications System (PACS) is driving demand for new applications that meet the specific needs of surgeons outside the radiology department. OrthoWorks advanced measurement tools and intuitive workflow allow more effective surgical planning in the modern healthcare environment.

"OrthoWorks is another example where Cedara's long track record working with orthopedic surgeons in planning and 3D navigation is leading to new and innovative surgical planning," said Jacques Cornet, Cedara's Vice President of Marketing and Operations.

 "The new orthopedic module is very easy to work with," said Lief Ryd, Head of the Orthopedic department at Linkopings University Hospital in Sweden. "The planning tool provides a quick and convenient way for me to obtain objective data on skeletal angles and distances, while the built in prosthetic templates are immensely helpful and easy to use."

Specialized tools increase the speed of surgical planning

Cedara OrthoWorks uses a powerful scripting mechanism that is highly extendable and customizable. This unique scripting capability creates and links advanced orthopedic measurements into sequences that meet the specific workflow needs of surgeons.

Image midline distance and Cobb Angle relation and the ability to create custom sequences of measurements, are just a few of the specialized tools OrthoWorks makes available. Quantitative measurements obtained from digital Computed Radiography (CR) images allow direct treatment planning and selection of appropriate prosthetic devices prior to surgical intervention.

Digital prosthetic templates can be automatically selected and overlaid on images to ensure accurate sizing of prosthetic devices. Surgeons can rapidly adjust the implant size up or down, knowing that the original image with measurements and digital template overlays will be automatically saved as a DICOM GSPSS (Greyscale Softcopy Presentation State Standard) object, a standard for saving and exchanging images and image overlays. The images can be automatically routed back to a central PACS system linked directly to the Operating Room for viewing or printing on a desktop or film printer.

Other options include an orthopedic 3D module for visualization and analysis of complex fractures and deformities, advanced viewing tools for analyzing and comparing CT and MRI exams, and support for a film digitizer module that will be available at a later date to be announced. Cedara is planning to offer more advanced applications as part of its OrthoWorks solution in the future.


Lowers the cost of maintaining prosthetic templates

Cedara OrthoWorks can be customized for orthopedic implant suppliers. For suppliers currently incurring significant costs to maintain orthopedic templates, the ability to download and distribute template changes to surgeons over the Internet through OrthoWorks' central distribution server significantly reduces the effort and ongoing cost of maintenance.

OrthoWorks modules integrate with any existing PACS system, including digital modalities and information systems. The application is available on an easy-to-install CD for standard PC hardware or as a drop-in web server application. The web server application supports multiple clients using centralized administration and secure user management, and an extensive repository for digital templates.

For more information about Cedara OrthoWorks visit the Cedara website at www.cedara.com. Or contact:

         Jacques Cornet, Cedara Software Corp.,
         (905) 672-2100 ext. 2564.
         Email: info@cedara.com. Web site:
         www.cedara.com


About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical software for many of the world's leading medical device and healthcare information technology companies. Cedara is enabling the future of the healthcare industry with new approaches to workflow, data and image integration, the web, software components and professional services. The company's medical imaging solutions address all aspects of clinical workflow including image acquisition, diagnosis, image management and image-guided therapy. Cedara's expertise and solutions span all the major digital imaging modalities including angiography, computed tomography
(CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine and ultrasound. Cedara software is embedded in 20,000 medical imaging systems and 4,300 Picture Archiving and Communications System (PACS) workstations installed worldwide.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

Document 3

                                     CEDARA

FOR IMMEDIATE RELEASE:

Contact:                                                        News Release
Michelle Pommells, Director Product  Communications
Cedara Software Corp.
(905) 672-2100 ext. 2356 info@cedara.com

            Cedara(R) I-Reach(TM) v3.0 Represents A New Breakthrough
                            in Web-based PACS Viewing


            o        Offers full PACS functionality over the Internet

            o Provides fast access to high quality images with the latest compression techniques

            o Offers complete, seamless integration with hospital PACS and HIS/RIS systems



TORONTO, September 2, 2003 - Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market, today unveiled Cedara I-Reach v3.0, its new breakthrough medical image viewer for healthcare professional who want full PACS (Picture Archive and Communications System) functionality over the Internet.

"Once again Cedara is at the forefront in providing the Radiology community with solutions that everyone thought impossible," said Jacques Cornet, Cedara's Vice President of Marketing and Operations. "Usually people assume that to use the Internet for patient image viewing you have to accept fewer PACS features and poorer quality images. With the release of I-Reach 3.0, we've demonstrated that a doctor can have precisely the same features at home or on the road as in a hospital environment. We believe this kind of out-of-the-box thinking and innovation is critical to hospitals coping with today's growing manpower shortages."

"Cedara's new web viewer advances the current capabilities of our PACS system," said Michael Plitnikas, PACS Engineer at Mount Sinai Hospital in Miami Beach, Florida. "We can now distribute patient information and digital images over the Internet in a way that is clinically relevant. Technologists can send images to the Emergency Department, hospital inpatient units, and to physician offices via the Internet while doctors working remotely can pull the images needed to expedite the care and treatment of patients."

Full PACS Functionality Over the Internet

I-Reach 3.0 enables hospitals and clinics to acquire, distribute and archive medical images and diagnostic reports across the Internet, representing a major step forward for hospitals seeking a fully web-based PACS implementation. Specialists can plan treatment whether working within the hospital or from a remote location. Referring physicians have instant access to patients' images via I-Reach's web viewing application which employs the DICOM digital format standard that enables medical imaging devices to exchange images and patient information. The addition of role-based access privileges ensure that physicians obtain access to authorized images only, preventing unwanted access to patient information.

I-Reach allows physicians to link comparison studies, display images in tile or stack mode, display localizers, and much more. The product provides a variety of user-configurable options that can be used to add features such as multiple high-resolution monitors, advanced image-viewing protocols, and clinical add-on packages to the PACS system.

Seamless HIS/RIS Integration

Cedara I-Reach v3.0 can be integrated into hospital HIS/RIS (Hospital Information System/Radiology Information System) environments, or with a third party DICOM archive. OEM (Originating Equipment Manufacturer) mode enables the viewing component to be launched from within a vendor's HIS/RIS system, replacing the I-Reach Web server study list with that of the HIS/RIS. Alternatively, the I-Reach image cache, a fully DICOM compliant diagnostic image routing server operating on the Microsoft 2000 platform, can be replaced with a DICOM server that stores images in P10 file format and/or jpeg loss less, loss compression, or Aware Accrued wavelet data compression algorithms.

Clinical Add-on Packages

Advanced imaging tools reduce the need for expensive post-processing workstations while saving diagnostic time and effort. For users who want convenient access to integrated image visualization capabilities, Cedara I-Reach v3.0 offers advanced application options such as image manipulation, Multi Planar Reformat (MPR), Maximum Intensity Projection (MIP) and viewing protocols and libraries.

I-Reach 3.0 can also be equipped with orthopedic tools and templates that assist orthopedic specialists with planning when using digital images. Image relation and Cobb Angle measurements are just a few of the specialized tools available. Digital prosthetic templates can be overlaid on images to ensure the accurate sizing of prosthetics.

Fast Image Transfer

Direct DICOM technology is used to stream high quality images across the Internet for fast image transfers. I-Reach 3.0 employs progressive downloading and wavelet loss and loss-less data compression in order to give users instant access and interactivity with images on the client side while the entire study is loading. Patient information can be downloaded across a variety of network topologies, including LAN, WAN or ISDN. I-Reach temporary storage supports up to 1 Terabyte of image data and can be expanded to include jukebox capabilities.

Latest Encryption Technology Ensures Patient Privacy

In addition, Cedara I-Reach 3.0 uses the latest in secure socket layer (SSL) encryption technology, providing security and privacy features that assist hospitals with HIPAA (Health Insurance Portability and Accountability Act) compliance. Automatic timeouts, intelligent memory caching and audit trails prevent unauthorized access when users log off the system, routinely registering user names and password login attempts to assist hospitals in complying with new HIPAA requirements.


Centralized Software Management and Version Control

Access to full PACS functionality over the Web provides significant administrative benefits, including centralized software management and version control, and easier and faster product upgrades. Cedara I-Reach 3.0 employs Web-enabled technologies to increase information access in a thin client environment. On the client side, the software is completely self-installable, eliminating the need for technicians to physically go from workstation to workstation installing new software. The client software is automatically deployed over the Web the first time the user accesses the I-Reach server from their computer. Advanced tools are also downloaded depending on user privileges.

For more information about Cedara I-Reach 3.0 and Cedara's range of medical image management products, visit the Cedara Website at www.Cedara.com. Or contact:

         Michelle Pommells, Cedara Software Corp.,
         (905) 672-2100 ext. 2356.
         Email: info@cedara.com.


About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical software for many of the world's leading medical device and healthcare information technology companies. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management integration, the web, software components and professional services. The company's medical imaging solutions address all aspects of clinical workflow including image acquisition, diagnosis, image management and image-guided therapy. Cedara's expertise and solutions span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound. Cedara software is embedded in 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations sold worldwide.




Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

Document 4

                                     CEDARA


FOR IMMEDIATE RELEASE:

Contact:                                                        News Release
Loris Sartor, VP, Sales
Cedara Software Corp.,
(905) 672-2100 ext. 2285.
Email: loris.sartor@cedara.com


                        Cedara Signs Major Agreement with
                             Philips Medical Systems

Toronto, September 22, 2003 - Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market, announced that it has signed an agreement with Philips Medical Systems, to supply certain of its medical imaging technologies and related support services for application by Philips in its MR (Magnetic Resonance) systems.

The agreement is valued at a minimum of Cdn. $4.2 million in Cedara's current fiscal year. There is the potential for some follow-on business at Philips' option.

"We are pleased that Cedara has been successful in securing this major agreement with Philips Medical Systems, a leading supplier of diagnostic imaging and patient monitoring systems," said Abe Schwartz, Cedara's President and CEO.

         For more information about Cedara's range of medical image management products, visit the Cedara Website at www.cedara.com, or contact:

         Loris Sartor, VP, Sales
         Cedara Software Corp.,
         (905) 672-2100 ext. 2285. Email: info@cedara.com

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara's software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

Document 5

                                     CEDARA


NEWS RELEASE


Attention: Business/Financial Editors:


      Cedara Software Announces Results for Fourth Quarter and Fiscal 2003

September 22, 2003

TORONTO, CANADA - CEDARA SOFTWARE CORP. (TSX:CDE/OTCBB:CDSWF) today announced results for its fourth quarter and fiscal year ended June 30, 2003.

Revenue from continuing operations in the fourth quarter was $6.6 million compared to $11.3 million recorded in the same period last year. Gross margin of $4.2 million or 64% of revenue in the fourth quarter of fiscal 2003 was in line with gross margin of 63% of revenue for the first nine months of fiscal 2003 but below the $9.2 million or 81% of revenue reported in the same period last year. The Company posted a net loss of $3.7 million for the fourth quarter of fiscal 2003, compared to a net loss of $0.4 million in the same quarter last year. On a per-share basis, the net loss for the fourth quarter of fiscal 2003 was $0.15 per share, compared to a net loss of $0.02 per share in the same period last year.

For fiscal 2003, revenue from continuing operations was $30.1 million compared to $45.5 million in fiscal 2002. The decline in revenue of $15.4 million or 34% compared to last year was due primarily to the high inventories of pre-purchased software licenses in the hands of customers at the beginning of the year. Customers have had to work these inventories out of their systems before the resumption of a more normal flow of orders could occur. The Company recorded a net loss from continuing operations of $13.3 million or $0.55 per share for fiscal 2003 compared to a net loss of $3.6 million or $0.17 per share last year. In fiscal 2003, there was no income or loss from discontinued operations compared to income from discontinued operations of $5.0 million in fiscal 2002. The overall net loss for the year of $13.3 million or $0.55 per share compared to overall net income of $1.5 million or $0.07 per share in the previous year.

In fiscal 2003, cash used in continuing operating activities was $1.4 million, an improvement of $2.0 million, compared to cash used in continuing operating activities of $3.4 million in the last fiscal year. Discontinued operations consumed cash of $1.9 million in fiscal 2003 compared to cash provided by discontinued operations of $0.6 million last year.

"Fiscal 2003 was a difficult year for Cedara as the level of pre-purchased software licenses in the hands of our customers had a major negative impact on fiscal 2003 revenues," said Abe Schwartz, Cedara's President and Chief Executive Officer. "Compounding this, results for the fourth quarter and for the full fiscal year fell short of management's expectations due primarily to unexpected delays in contract execution, foreign exchange losses due to the decline of the U.S. dollar and a non recurring adjustment related to office lease exit costs. On a positive note, we estimate that customer held software license inventory has declined by $10.8 million, from an estimate of approximately $17.5 million at the beginning of the year to an estimate of approximately $6.7 million at year end. Based on this and other improvements made during 2003, it is our expectation that revenue will rebound in fiscal 2004", added Schwartz.

Conference Call Information

The Cedara Software Corp. fourth quarter fiscal 2003 conference call and web cast to discuss results, corporate strategy and outlook is scheduled for 10:30 am EST on Tuesday September 23, 2003. The conference call can be accessed via audio web cast by visiting www.cedara.com/investors/index.html or by going to www.cedara.com and clicking on "Investors". Participants in the conference call are asked to dial 416-695-5806 or 1-800-273-9672, five to ten minutes prior to the September 23, 2003, 10:30 am start of the teleconference to participate in the call. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight October 23, 2003. To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, and enter pass code 1479229.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara's software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.


Three pages of consolidated financial statements follow:


CEDARA SOFTWARE corp.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

-------------------------------------------------------------------------------------------------------------------
                                                                                                 June 30
-------------------------------------------------------------------------------------------------------------------
                                                                                         2003             2002
-------------------------------------------------------------------------------------------------------------------
Assets

Current assets:
     Restricted cash                                                              $         -      $       226
     Accounts receivable                                                                5,551           11,737
     Inventory                                                                            472              717
     Prepaid expenses and other assets                                                    876              912
-------------------------------------------------------------------------------------------------------------------
                                                                                        6,899           13,592

Capital assets                                                                          2,568            3,041
Long-term investment                                                                      472                -
Goodwill                                                                                9,053            9,053
Intangible assets                                                                         542            1,892
Deferred development costs                                                                335              897
-------------------------------------------------------------------------------------------------------------------
                                                                                  $    19,869      $    28,475
===================================================================================================================

Liabilities and Shareholders' Equity (Deficiency)

Current liabilities:
     Bank indebtedness                                                            $     9,493      $     4,935
     Accounts payable and accrued liabilities                                           6,278            4,011
     Deferred revenue                                                                     532              890
     Current liabilities of discontinued operations                                     2,460            4,013
-------------------------------------------------------------------------------------------------------------------
                                                                                       18,763           13,849

Convertible subordinated debentures                                                     2,851            2,788
Non current portion of provision for loss on sublease                                     108                -
Non current liabilities of discontinued operations                                          -              379

Shareholders' equity (deficiency):
     Capital stock                                                                    106,328          106,328
     Warrants                                                                           3,260            3,260
     Deficit                                                                         (111,441)         (98,129)
-------------------------------------------------------------------------------------------------------------------
                                                                                       (1,853)          11,459

-------------------------------------------------------------------------------------------------------------------
                                                                                  $    19,869      $    28,475
===================================================================================================================

Certain prior years' figures have been reclassified to conform with the current year's presentation.


CEDARA SOFTWARE corp.

Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

===================================================================================================================
                                                                Three Months Ended           Year  Ended
                                                                       June 30                 June 30
                                                              ------------------------------------------------
                                                                  2003         2002        2003         2002
-------------------------------------------------------------------------------------------------------------------
                                                                  (unaudited)
Revenue                                                      $   6,588    $  11,272   $  30,148   $   45,497

Direct costs                                                     2,346        2,111      11,081       11,279
-------------------------------------------------------------------------------------------------------------------

Gross margin                                                     4,242        9,161      19,067       34,218

Expenses:
     Research and development                                    2,378        2,843       9,400       12,097
     Sales and marketing                                           836        1,005       4,124        5,045
     General and administration                                  1,924        2,137       8,169       10,337
     Severance costs                                                78          186       2,332          911
     Other charges                                               1,106        1,581       2,822        2,136
     Lease exit costs                                              561            -         561            -
     Amortization of intangible assets                             278          657       1,461        1,753
     Depreciation and amortization                                 570          988       2,376        3,786
     --------------------------------------------------------------------------------------------------------------
                                                                 7,731        9,397      31,245       36,065
-------------------------------------------------------------------------------------------------------------------


Loss before interest expense                                    (3,489)        (236)    (12,178)      (1,847)

Interest expense, net                                             (248)        (176)     (1,134)      (1,704)
-------------------------------------------------------------------------------------------------------------------


Loss from continuing operations                                 (3,737)        (412)    (13,312)      (3,551)

Income from discontinued operations                                  -            -           -        5,002
-------------------------------------------------------------------------------------------------------------------

Net income (loss)                                            $  (3,737)   $    (412)    (13,312)  $    1,451
===================================================================================================================

 Loss per share from continuing operations:
     Basic                                                   $   (0.15)   $   (0.02)  $    (0.55) $    (0.17)
     Diluted                                                 $   (0.15)   $   (0.02)  $    (0.55) $    (0.17)

 Earnings (loss) per share:
     Basic                                                   $   (0.15)   $   (0.02)  $    (0.55) $     0.07
     Diluted                                                 $   (0.15)   $   (0.02)  $    (0.55) $     0.07
===================================================================================================================

Weighted average number of shares outstanding               24,157,621    23,918,887   24,157,621   21,365,303


 CEDARA SOFTWARE corp.


Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)


======================================================================================================================
                                                                       Three Months Ended             Year Ended
                                                                             June 30                    June 30
                                                                 -----------------------------------------------------
                                                                    2003            2002           2003         2002
----------------------------------------------------------------------------------------------------------------------
`                                                                        (Unaudited)
Cash provided by (used in):
Operating activities:
   Loss from continuing operations                            $   (3,737)       $    (412)    $ (13,312)   $  (3,551)
   Items not involving cash:
        Depreciation and amortization                                848            1,645         3,837        5,539
        Lease exit costs                                             561                -           561            -
        Accretion of interest on notes payable                        16                -            63            -
        Write down of loans receivable                                 -              888             -          888
----------------------------------------------------------------------------------------------------------------------
                                                                  (2,312)           2,121        (8,851)       2,876

   Change in non-cash operating working capital:
        Accounts receivable                                        4,612           (1,770)        5,714       (2,270)
        Inventory                                                    (79)             (32)            1          240
        Prepaid expenses and other assets                           (172)             (78)           36          184
        Accounts payable and accrued liabilities                     422             (986)        2,068       (4,550)
        Deferred revenue                                            (208)            (629)         (358)         150
----------------------------------------------------------------------------------------------------------------------
                                                                   4,575           (3,495)        7,461       (6,246)
----------------------------------------------------------------------------------------------------------------------
                                                                   2,263           (1,374)       (1,390)      (3,370)

Investing activities:
   Increase in restricted cash                                         -            2,474           226         (226)
   Additions to intangible assets                                    (38)             (18)         (111)        (150)
   Additions to capital assets                                      (313)             (66)       (1,351)        (108)
   Decrease in short-term investments                                  -                -             -        3,000
----------------------------------------------------------------------------------------------------------------------
                                                                    (351)           2,390        (1,236)       2,516
 Financing activities:
   Decrease in notes payable                                           -           (1,100)            -       (8,300)
   Issue of shares                                                     -            1,552             -       13,633
   Issue of convertible debenture                                      -            1,068             -        1,068
   Increase (decrease) in bank indebtedness                       (1,355)          (1,474)        4,558       (6,157)
----------------------------------------------------------------------------------------------------------------------
                                                                  (1,355)              46         4,558          244
----------------------------------------------------------------------------------------------------------------------

Change in cash and cash equivalents from continuing operations       557             1062         1,932         (610)
Change in cash and cash equivalents from discontinued operations    (557)          (1,062)       (1,932)         610
Cash and cash equivalents, beginning of period                         -                -             -            -
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                      $        -        $       -     $       -    $       -
======================================================================================================================

Certain prior years' and periods' figures have been reclassified to conform with the current year's presentation.

For further information, please contact:
Fraser Sinclair, Chief Financial Officer and Corporate Secretary
Cedara Software Corp., (905) 672-2100, fraser.sinclair@cedara.com

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 25, 2003


                                      CEDARA SOFTWARE CORP.


                                      By:    /s/ FRASER SINCLAIR
                                          -------------------------------
                                          Fraser Sinclair
                                          Chief Financial Officer